
March 7, 2022

Justin Gonzalez
Chief Executive Officer
Boon Industries, Inc.
110 Spring Hill Road #16
Grass Valley, CA 95945

> **Re: Boon Industries, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed February 28, 2022**
> **File No. 000-56325**

Dear Mr. Gonzalez:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Zev M. Bomrind, Esq.